July 14, 2005

Kate Tillan
Assistant Chief Accountant/ Mail Stop 03-06
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0306

VIA EDGAR

Re: Utah Medical Products, Inc.
File No. 001-12575
Confidential Treatment Request

Dear Ms. Tillan:

The attached letter is a duplicate of Utah Medical Products, Inc.’s (UTMD) response, dated May 12, 2005, to SEC comments on our 10-K for the fiscal year ended December 31, 2004, with the exception of certain portions of the earlier response that have been redacted in the following version, and correction of a typographical error in the heading of UTMD’s response to Item 12 (it was mistakenly identified as “UTMD response to Item 11.f”).

UTMD respectfully requests that portions identified below of our response dated May 12, 2005 to earlier SEC comments be afforded confidential treatment under SEC Rule 83 (17 CFR 200.83). We request that the redacted portions of our response not be disclosed publicly, including in response to a request under the Freedom of Information Act. We further request that our previous correspondence, originally submitted May 12, 2005, be replaced by the following redacted version of that response.

We have prepared the attached correspondence in compliance with rules relating to confidential treatment requests. The portions redacted are:

1.	The 2nd paragraph of UTMD’s response to Item 5 on page UTSC 0003.

2.	UTMD’s entire response to Item 12, starting on page UTSC 0008.

We are separately mailing to your attention an un-redacted hard copy of our response, highlighting the portions that have been redacted.

We appreciate your help in this important matter. Please contact me at 801-569-4015 if you are not able to comply with this request for any reason, or if you have questions.

Sincerely,

/s/ Greg A. LeClaire
Greg A. LeClaire
CFO

UTSC 0001	Confidential Treatment Requested by Greg A. LeClaire

May 12, 2005

Kate Tillan
Assistant Chief Accountant/ Mail Stop 03-06
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0306

VIA FACSIMILE [202-942-9585] and U.S. Mail

Re: Utah Medical Products, Inc.
Form 10-K for the fiscal year ended December 31, 2004
File No. 001-12575

Dear Ms. Tillan:

Thank you for your review of Utah Medical Products, Inc. (UTMD’s) filing with the SEC. This letter is UTMD’s detailed response to the SEC comments, which will also be filed on EDGAR as private correspondence with the SEC. Thank you also for reviewing the draft of UTMD’s amended 10-K prior to UTMD’s EDGAR filing of a final 10-K/A. As mutually agreed, UTMD will file its final 10-K/A upon completion of your review and receipt of your comments of the draft which may be on a date later than UTMD’s originally planned 10-K/A EDGAR filing date of May 16, 2005.

For ease of reference in the following, I have incorporated the April 14, 2005 comments in italics followed by UTMD’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 6. Selected Financial Data — Page15

1. Please revise to include income (loss) from continuing operations and income (loss) from continuing operations per common share. See Instruction 2 of Item 301(b) of Regulation S-K and Item 5-03(b)(14) of Regulation S-X.

UTMD Response to Item 1:

UTMD has made the requested correction in its amended 10-K.

2. We note that you provide certain non-GAAP measures in your selected financial data and MD&A. Please respond to the following comments:

a. We note that you have not changed the titles of your non-GAAP financial measures reflected in the tables on page 16. Revise to eliminate titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. See Item 1O(e)(1)(ii)(E) of Regulation S-K.

UTMD Response to Item 2.a.:

UTMD has removed the tables in its amended 10-K.

b. We note that you are eliminating a gain from litigation that was reflected in your statements of operations in fiscal 2003 and 2004. Please note that non-GAAP performance measures should not eliminate or smooth items identified as non- recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. See Item 1O(e)(l)(ii)(J3) of Regulation S-K. Please revise to comply.

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UTMD Response to Item 2.b.:

The gain referred to was extraordinary and as such is a GAAP performance measure. The outcome of an extraordinary gain, which related to a single litigation event, became known and certain in two successive periods. This was not a recurring event, and not reasonably likely to recur. The first portion resulted from a formal judgment, upheld on appeal. The second portion resulted from settlement of claims not included in the judgment. Also, please note in our amended 10-K filing that we have separated net income and earnings per share (eps), inclusive of extraordinary items, from net income from continuing operations in “ITEM 6 - SELECTED FINANCIAL DATA.”

c. When presenting non-GAAP financial measures, you should include for each non- GAAP measure a quantitative reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph 1O(e)(l)(i)(A) of Regulation S-K. Please revise to comply.

UTMD Response to Item 2.c.:

UTMD has made the requested correction in the amended 10-K.

d. When presenting non-GAAP financial measures, you should include for each non-GAAP measure a statement disclosing the reasons why you believe that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations, and to the extent material, a statement disclosing the additional purposes, if any, for which you use the non financial measure that are not disclosed pursuant to paragraph 10(e)(1)(i)(C) of Regulation S-K. See Item 10(e)(l)(i) of Regulation S-K. Please revise to comply.

UTMD Response to Item 2.d.:

“ITEM 6” of UTMD’s 10-K has been modified to include “Income from continuing operations” and “Income from continuing operations per common share.” Extraordinary items, or items not included in continuing operations, are explained immediately following 10-K “ITEM 6 - SELECTED FINANCIAL DATA.” We have added an explanation of why Management believes “income from continuing operations” provides a more meaningful comparison with prior periods.

For “ITEM 7 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS”, UTMD explains why it presented and discussed financial information exclusive of the extraordinary items in the first two paragraphs of page 17.

e. When presenting EBITDA, it should be clear whether you are using EBITDA as a performance measure, a liquidity measure, or both. Please revise to clarify. Also, non-GAAP financial measures that measure cash or “funds” generated from operations (liquidity) should be balanced with disclosure of equal or greater prominence of the amounts from the statement of cash flows (cash flows from operating, investing and financing activities). See footnote 26 of Release No. 33-8 176. If you chose to utilize EBITDA as a performance measure, you should reconcile EBITDA to net income as presented in the consolidated statement of operations under GAAP. See Item 10(e) of Regulation S-K and Questions 14 and 15 of the SEC’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures?”

UTMD Response to Item 2.e.:

UTMD has removed all EBITDA references in its amended 10-K filing.

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Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations-Page 17

3. We note that you present your MD&A excluding the impact of certain litigation gains and reserves. Please note that your MD&A should be presented on the basis of your actual results of operations, financial condition, and changes in financial condition as presented in your audited financial statements and include a discussion of any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. See Item 303 of Regulation S-K. Please revise to comply.

UTMD Response to Item 3:

We have amended the MD&A section to more clearly identify where the financial information being discussed is related to “continuing operations” (excluding extraordinary items), including a discussion why the comparisons used are the most relevant. If the financial information being discussed is not identified as related to “continuing operations” it is based upon actual results of operations (inclusive of extraordinary items). The balance sheet and cash flow comparisons are based on actual results inclusive of extraordinary items, and the income statement comparisons are based on results of continuing operations exclusive of the extraordinary items.

4. We note the discussion of the pending legal proceedings with the FDA on page 12. We also note that the existence of those legal proceedings appears to represent a material trend or uncertainty that could materially affect the company’s financial condition and results of operations. Although we further note that you have included a discussion of the nature of those proceedings, your responses to the commencement of those proceedings, and your position with respect to the allegations made by the FDA in connection with those proceedings elsewhere in the filing, please revise your MD&A disclosures to include a discussion and analysis of the potential impact of those proceedings on the company’s financial condition and results of operations. Your expanded disclosures should include, among other things, a discussion of the impact on the company should the FDA be successful in obtaining the relief being sought in those proceedings that the company be permanently enjoined from manufacturing and distributing medical devices until it has demonstrated that it has corrected the alleged deviations from compliance with the FDA quality system regulations. Please also similarly expand your disclosures that appear on page 12 to include a more complete discussion of the nature of the relief being sought. For guidance, please refer to “Focus on Material Trends and Uncertainties” at Section ffl.B.3 of Release No. 33-S 8350 (December 19, 2003).

UTMD Response to Item 4:

UTMD has amended the MD&A and ITEM 3. LEGAL PROCEEDINGS sections of the 10-K as requested.

5. We note your disclosure on page 19 that in 2004 your unfavorable cost trends were partially offset by lower depreciation expense on fixed assets and “recoveries of previous years’ misappropriated funds. You state that you “recognized a favorable contribution to gross profit of $180,830 and $241,670 for 4Q 2004 and 2004, respectively, as a result of recovery of misappropriated funds that had reduced gross profit performance in prior years. You also state that your audit committee “was fully involved in the investigation and resolution of this matter.” Please tell us whether or not your auditors were aware of this matter. With a view towards disclosure, tell us the nature of the matter, its investigation and how and when it was resolved. Clarify whether or not amounts are presented in thousands.

UTMD Response to Item 5:

UTMD has amended the 10-K to present the amounts correctly in thousands. The respective numbers are $181 and $242.

[********This portion of UTMD’s response to Item 5 is redacted******************]

6. We note that you disclose two off-balance sheet arrangements for a facility operating lease and a parking lot lease. Please tell us why you believe these agreements represent off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K. In addition, you should provide all of the disclosures required by that item for any off sheet arrangements. Please revise to comply.

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UTMD Response to Item 6:

UTMD has removed the off-balance sheet disclosure in its amended 10-K filing because they are operating leases. There are no off-balance sheet arrangements.

7. Please revise to provide your critical accounting policy disclosures. See FR-72 and SEC Release No. 33-8350.

UTMD Response to Item 7:

UTMD has included its critical accounting policy disclosure in its amended 10-K filing.

Item 9A Controls and Procedures — Page 25

8. Please respond to the following comments:

a. We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. Please amend your filing to disclose management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K and Part III.F of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm

UTMD Response to Item 8.a.:

UTMD has made the requested correction in the amended 10-K.

b. We note your statement that your chief executive officer and your chief financial officer have concluded that your “disclosure controls and procedures are effective in alerting them in a timely manner to material information relating to UTMD required to be included in this annual report on Form 10-K.” It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.

UTMD Response to Item 8.b.:

UTMD has made the requested correction in the amended 10-K.

c. We note your statement that your system of internal controls and procedures is designed “to provide reasonable assurance.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and. principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section U.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33- 8238, available on our website at <http:/www.sec.gov/rules/final/33-8238.htm>

UTMD Response to Item 8.c.:

In its amended 10-K, UTMD removed the reference to the level of assurance.

d. We note that you refer to Rule 13a-14 and not 13a-15(e). Please revise or advise.

UTMD Response to Item 8.d.:

UTMD has referenced the correct rule in its amended 10-K filing.

UTSC 0005	Confidential Treatment Requested by Greg A. LeClaire

e. Please note that the definition of disclosure controls and procedures is included in Rule 13a-15(e) of the Exchange Act. However, if you wish to include the definition preceding your conclusion, please ensure the definition is consistent with the definition included in Rule 13a-15(e) of the Exchange Act.

UTMD Response to Item 8.e.:

UTMD has removed the definition of disclosure controls and procedures in its amended 10-K filing.

f. With respect to your disclosure of changes in internal control over financial reporting, please revise your disclosure to indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K as amended effective August 13, 2003. Further, we note that there were no “corrective actions regarding significant deficiencies or material weaknesses.” Please tell us whether or not there were any significant deficiencies or material weaknesses.

UTMD Response to Item 8.f.:

In its amended 10-K, UTMD has disclosed that no changes occurred during the fourth quarter, and clarified that there were no significant deficiencies or material weaknesses.

Consolidated Financial Statements— Page F-1

Report of Independent Registered Public Accounting Firm — Page F-5

9. We note the reference in your auditors’ report to auditing standards established by the Auditing Standards Board (United States) This reference does not appear to be appropriate or necessary under paragraph 5 of PCAOB AS 1. Please request your auditors to revise their report to comply with AS1 , or ask them to explain to us why the reference is appropriate and necessary.

UTMD Response to Item 9:

UTMD’s auditor has revised their report which is included in the amended 10-K.

Note 1. Summary of Significant Accounting Policies

Loans to Related Parties — Page F-14

10. Please tell us where you further disclosed in the notes the nature and terms of your loans to related parties. We note your disclosure on page F-14.

UTMD Response to Item 10:

UTMD has removed the language “Except as further disclosed in these notes” in its amended 10-K filing.

Revenue Recognition — Page F-14

11. Tell us supplementally and revise this filing to address the following related to your revenue recognition policies:

a. Please describe how you apply the criteria in SAB Topic 13.A in your revenue recognition policy. Please note that SAB 104 amended SAB 101 on December 17, 2003.

UTMD Response to Item 11.a.:

For a detailed explanation of how UTMD applies the criteria in SAB Topic 13.A please see “UTMD Response to Item 11.d.”

UTMD has corrected the SAB reference to SAB 104 in its amended 10-K filing.

UTSC 0006	Confidential Treatment Requested by Greg A. LeClaire

b. Tell us and disclose why you state that revenue from product sales is “generally” recognized at the time the product is shipped and invoiced and collectibility is reasonably assured. Explain when this is not the case and why. Quantify the amount of revenue recognized in each period under other revenue recognition policies.

UTMD Response to Item 11.b.:

UTMD has made the requested explanation in the amended 10-K.

The Company believes that revenue should be recognized at the time of shipment as title generally passes to the customer at the time of shipment. The word “generally” refers to circumstances under which revenue may be recognized when product is not shipped, all of which meet the criteria of SAB 104 :
1)
The Company provides engineering services, for example, design and production of manufacturing tooling that may be used in subsequent UTMD manufacturing of custom components for other companies. This revenue is recognized when UTMD’s service has been completed according to a fixed contractual agreement.

2)
The Company manufactures products for other companies (OEM customers) according to fixed longer term supply contracts which are not cancelable or changeable. Occasionally, an OEM customer will request to bill completed products according to the contract, but hold shipment for some business purpose of the customer (e.g. awaiting some mating component from another supplier).

3)
The Company manufactures products for foreign companies according to fixed contracts which are not cancelable or changeable. Occasionally, a foreign customer under a prepay obligation will request to bill completed products according to the contract, but hold shipment until payment will be made.

The revenue recognized in each period in 2004 under the other revenue recognition policies listed above were (in thousands):
1Q 2004:    $1
2Q 2004:    $42
3Q 2004:    $3
4Q 2004:    $76
These amounts represented about 0.5% of total revenues in 2004.

UTMD also provides for the estimated cost that may be incurred for product warranties and uncollectible accounts.

c. Please explain how you are able to provide a reserve for uncollectible accounts that are “unforeseen” and how this policy complies with U.S. GAAP.

UTMD Response to Item 11.c.:

UTMD has removed the word “unforeseen” in its amended 10-K filing.

d. We note that you believe that revenue should be recognized at the time of shipment as title “generally” passes to the customer at the time of shipment. Under U.S. GAAP, you should review each transaction to determine the appropriate method and timing of revenue recognition. It is not appropriate to apply a broad policy based upon the terms of contracts or arrangements that represent the majority of your sales. Explain to us when title is not transferred to the customer at the time of shipment. Revise your financial statements to comply with U.S. GAAP or tell us why a revision is not required.

UTMD Response to Item 11.d.:

Certain shipments from UTMD’s facility are FOB Destination in which, according to SAB 104, delivery would “generally” not be considered to have occurred. However, as you know, SAB 104 has an exception for recognizing revenue when title to the product has not necessarily been passed to the customer. In its Interpretative Response:

“The Commission has set forth criteria to be met order to recognize revenue when delivery has not occurred. These include:

UTSC 0007	Confidential Treatment Requested by Greg A. LeClaire

1.	The risks of ownership must have passed to the buyer;
2.	The customer must have made a fixed commitment to purchase the goods, preferably in written documentation;
3.	The buyer, not the seller, must request that the transaction be on a bill and hold basis. The buyer must have a substantial business purpose for ordering the goods on a bill and hold basis.
4.
There must be a fixed schedule for delivery of the goods. The date for delivery must be reasonable and must be consistent with the buyer’s business purpose (e.g., storage periods are customer in the industry);

5.	The seller must not have retained any specific performance obligations such that the earnings process is not complete.
6.	The ordered goods must have been segregated from the seller’s inventory and not be subject to being used to fill other orders; and
7.	The equipment [product] must be complete and ready for shipment.”[1] Securities and Exchange Commission, 17 CFR Part 211, [Release No. SAB 104], December 17, 2003
In the case of UTMD’s FOB destination shipments, UTMD meets or exceeds the criteria set forth above. Upon shipment, the risk of ownership passes to the buyer. The buyer must provide a purchase order to UTMD. Actual delivery of the goods has occurred and UTMD has completed its performance obligations.

Therefore, UTMD believes its revenue recognition policy meets the criteria set forth in SAB 104 including its FOB Destination shipments and as such does not believe a revision is necessary.

e. We note that you provide warranties to your customers. On page F-21 you state that you absorb your product warranties in your on-going operating expenses. Tell us and revise to disclose in more detail your accounting policy for warranties and tell us how that policy complies with U.S. GAAP. Tell us how you classify the expense associated with your product warranties in your consolidated statement of operations and why this classification is appropriate. Revise to provide all of the disclosures required by paragraph 14 of FIN 45.

UTMD Response to Item 11.e.:

UTMD maintains a warranty reserve to provide for estimated costs which are likely to occur. The amount of this reserve is adjusted, as required, to reflect historical experience. UTMD’s amended 10-K includes a description of its accounting policy as well as a required table summarizing UTMD’s warranty reserve in accordance with FIN 45.

f. We note the qualitative and quantitative discussion about your products in MD&A. Please revise to disclose the amount of revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, please disclose that fact and tell us why.

UTMD Response to Item 11.f.:

UTMD believes it included a section, “Revenues by Product Category”, which provides what is requested. Please see page 19 of UTMD’s 10-K.

Legal Costs— Page F-14

12. We note that you maintain a reserve for legal costs consistent with your previous experience and anticipated costs. On page 11 you state that you reserve “funds against [your] current performance on an ongoing basis to provide for [your] defense should any lawsuits be filed” On page 16 you disclose that you increased your reserve for litigation expenses in the fourth quarter of fiscal 2004 “in anticipation of costs to complete the litigation process with the FDA through June 2005.” On page F-21 you state that you maintain a reserve for product liability litigation and damages consistent with your previous long-term experience. Please tell us in more detail about the measurement and timing of your reserve and why your accounting policy complies with SFAS 5. Explain why your reserve only includes costs to complete the litigation process with the FDA through June 2005. Provide us with a roll forward of your legal reserve for fiscal 2002, 2003, and 2004, and through the latest interim period. Tell us where you classify these costs and tell us why. Please note that we would expect any legal costs related to your continuing operations to be classified within income from operations and not a non-operating or extraordinary. Please also revise note 6 to disclose the nature of the contingency with respect to the FDA litigation and give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. See paragraph 10 of SFAS 5. Revise MD&A to describe this contingency and its impact on your operations, financial condition and liquidity. See Item 303(a)(3) of Regulation S-K.

1 Securities and Exchange Commission, 17 CFR Part 211, [Release No. SAB 104], December 17, 2003

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UTMD Response to Item 12:

[********UTMD’s response to Item 12 is redacted********]

Note 2. Detail of Certain Balance Sheet Accounts - Page F-17

13. Please respond to the following comments regarding your other assets:

a. We note your disclosure on page 18 that goodwill will not be amortized as an expense unless and until the value of the acquired entity becomes impaired. Tell us how this accounting complies with paragraph 18 of SFAS 142.

UTMD Response to Item 13.a.:

UTMD has removed the term “amortize” in place of “expensed” in its amended 10-K filing.

b. Please revise your consolidated balance sheet to present the aggregate amount of goodwill as a separate line item. See paragraph 43 of SFAS 142.

UTMD Response to Item 13.b.:

UTMD has made the requested correction.

c. Please revise to disclose you accounting policies with respect to your testing for impairment of goodwill. See paragraphs 18 — 41 of SFAS 142. Tell us and disclose both how and when you perform your impairment assessment.

UTMD Response to Item 13.c.:

UTMD’s goodwill is tested for impairment annually, using a “fair value measurement” technique as described in SFAS 142 paragraphs 23 - 25. UTMD would also perform an impairment test, between annual tests if circumstances changed that would more than likely reduce the fair value of goodwill below its net book value.

UTMD has expanded its disclosure of impairment testing in its amended 10-K.

Note 3. Investments — Page F-18

14. For securities classified as avai1able please disclose the aggregate fair value, the total gains for securities with net gains in accumulated other comprehensive income, and the total losses for securities with net losses in accumulated other comprehensive income, by major security type as of each balance sheet date See paragraph 19. of SPAS 115 as amended by SFAS 133. If you have investments in debt securities classified as available-for-sale, then disclose information about the contractual maturities of those securities as of December 31, 2004. See paragraph 20 of SFAS 115. For fiscal 2004, 2003, and 2002, disclose the proceeds from sales of available-for-sale securities and the gross realized gains and gross realized losses that you included in earnings as a result of those sales. See paragraph 21 of SFAS 115 as amended by SFAS 133.

UTMD Response to Item 14:

UTMD believes it disclosed the aggregate fair value of both its investments and unrealized holding gains and losses in its 10-K. UTMD has amended the 10-K to disclose proceeds and realized gains and losses, separating unrealized holding gains from unrealized holding losses and disclosing debt securities in accordance with SFAS 115.

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Note 13. Extraordinary Items — Page F-26

15. We see that you recognized an extraordinary gain, net of tax of$3,054,000 and $13,426,000 in fiscal year 2004 and 2003, respectively. Tell us supplementally how you considered the criteria of paragraphs 19-24 of APB 30 for recognizing these litigation settlements and costs as extraordinary items within your consolidated statement of operations. We note that the amounts relate to a gain from your patent infringement settlement with Tyco/Kendall and cost of litigation with the FDA. In general, litigation settlements will not meet the definition of extraordinary items since most of these settlements and claims arise out of product liability or antitrust suits that reflect a normal risk of operating a business. Your response should address why these amounts are truly unusual and unrelated to operations or the normal operating environment. Also, tell us supplementally and revise to disclose the nature, measurement and timing of and reasons for recording each of these settlements and other costs. For instance, tell us why you recorded $25 million of the patent litigation settlement in fiscal 2003 and $6 million in fiscal 2004. Explain what the payments represent and how they were calculated. In addition, describe the nature of the expenses of$2,208,000 included in fiscal 2004 and recorded against your patent settlement from Tyco/Kendall.

UTMD Response to Item 15:

The nature, measurement and timing of and reasons for recording of the patent infringement damages received from Tyco, and other costs, were disclosed and explained in UTMD’s 2003 10-K filing and other subsequent filings including the 1Q 2004 10-Q, in addition to the explanation provided in the most recent 2004 10-K that you have just reviewed.

To provide a full context, and supplemental information for your consideration, please consider the following. The patent infringement lawsuit vs. Tyco was filed in 1997. The ultimate amount received by UTMD represents a calculation of lost profits plus interest on infringing product manufactured and sold by the defendant over a seven year time span - from 1996 to November 2002. In January 2002, a jury issued a verdict of literal infringement and determined that UTMD was due lost profits for infringing product manufactured and sold by the defendant since 1996. However, the defendant filed post trial motions that delayed the formal judgment, and continued to manufacture and ship infringing product after the jury verdict. The U.S. District Court entered its formal judgment in November 2002, which in addition to a permanent injunction, included an award for lost profits and interest in the amount of $24,884,000, but the defendant appealed the judgment to the U.S. Circuit Court of Appeals. The $24,884,000 amount was calculated per instructions by the U.S. District Court for damages and interest to the time of the jury verdict of January 2002 (this was not a “settlement”).

In December 2003, the U.S. Circuit Court of Appeals upheld the jury verdict and District Court judgment in entirety. The District Court judgment was defined and due UTMD, so it was recognized as a receivable in 4Q 2003. The offsetting expenses of $2,207,700 were due to accrual of management bonuses of $630,700, legal fees including lawyer and expert witness bonuses of $240,000, and a litigation reserve increase of $1,337,000. The litigation reserve increase was due to anticipated additional litigation with the defendant. The remaining issue of infringing product which had been sold by the defendant after the jury verdict was unresolved at the time.

In 1Q 2004, the defendant agreed to apply the Court’s lost profits formula to the amount of infringing product shipped after the jury verdict, in order to avoid additional litigation and make final payment to UTMD at one time, which it did on January 20, 2004 in the amount of $30,944,162. The settlement for the additional lost profits of $6,060,162 was recognized as income in 1Q 2004. This was a settlement to conclude the patent infringement case. In 1Q 2004, UTMD accrued offsetting expenses of $100,000 for additional management bonuses and $250,000 for the reserve for litigation expenses.

From pp. 19, 20 and 24 of APB30, UTMD concluded that the Tyco lawsuit met the FASB criteria of extraordinary. The Tyco event was unusual in nature and infrequent.

Form 8-K dated January 20, 2005

Exhibit 99.1

16. We note that you present non-GAAP financial measures in your press release including but not limited to the following:

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Your discussion of the comparison of your fourth quarter sales before allowing the 10% discount introduced in 2004;

Your discussion of EBITDA;

Your discussion of regular earnings per share for the fourth quarter excluding your extraordinary operating expenses resulting from your increasing your reserve for your litigation expense;

Your return on equity ratio excluding extraordinary income and equity; and

The presentation of your income statement that includes a columnar heading entitled “regular” and “extraordinary”.

Your presentation of non-GAAP information does not appear to comply with Regulation G and Item 10 of Regulation S4. Please revise future filings to remove this discussion of non-GAAP financial information, or revise the presentation so that it does comply and provide us with your proposed revised disclosures that address the following matters:

a. Present the most directly comparable financial measure calculated and presented in accordance with GAAP; and a reconciliation, by schedule or other clearly understandable method, which shall be quantitative for historical non measures presented, and quantitative, to the extent available without unreasonable efforts, for forward—looking inform of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (a)(l) of item 100 of Regulation G. .

b. For each non-GAAP measure, include a discussion, in sufficient detail related to the following:

i) The substantive reasons why management believes each non-GAAP measure provides useful information to investors;

ii) The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;

iii) The economic substance behind management’s decision to use each measure; and

iv) The material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

Refer to paragraph (e)(l)(i) of Item 10 of Regulation S—K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

UTMD Response to Item 16:

UTMD will revise the presentation of future filings so that they comply with Regulation G and Item 10 of Regulation S-K.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Response: UTMD understands that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Response: UTMD understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

·the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

UTSC 00011	Confidential Treatment Requested by Greg A. LeClaire

Response: UTMD understands that, in the event of a subsequent enforcement proceeding, the Company cannot assert that SEC staff have agreed with its amendments.

I trust that UTMD’s responses are now complete to the satisfaction of the SEC. Thank you for your review and assistance in helping UTMD comply with SEC regulations.

Sincerely,

/s/ Greg A. LeClaire

Greg A. LeClaire
Chief Financial Officer